FUTUREMEDIA GENERATES POSITIVE EBITDA IN MAY AND JUNE

-Changes Fiscal Year End to June 30 and Confirms Guidance for Fiscal 2007-
-Secures Additional Financing Commitment of $1.5 Million-

BRIGHTON, England - August 7, 2006 - Futuremedia plc (NasdaqCM: FMDAY), a leading European learning communications provider, today announced preliminary unaudited financial results for the months of May and June.

For the two-month period, Futuremedia reported consolidated revenues of GBP 3.4 million ($6.4 million), compared with GBP 2.5 million ($4.4 million) in the prior year, and consolidated positive EBITDA of GBP 137,000 ($256,000) compared with a negative GBP 666,000 ($1.2 million) last year. The Company expects to file additional financial information in a transition report for the May and June period by the end of October.

Futuremedia also announced today that it has changed its fiscal year end to June 30 from April 30, effective immediately. This change brings the Futuremedia group of companies under the same reporting calendar and better corresponds to the Company’s business cycle. Previously Button and ebc were on a June 30 and December 31 fiscal year end, respectively. With this change the Company confirms its guidance of consolidated EBITDA of between GBP 1 million and GBP 1.5 million ($1.8 million to $2.7 million) for the fiscal year ending June 30, 2007. Futuremedia also expects revenues to grow to GBP 18 to 20 million ($33 million to $36 million). The company expects to report fiscal 2007 first quarter results in November.

Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, “We are pleased with the financial performance of the new Futuremedia as we exceeded our internal projections in May and June and generated positive EBITDA in this two-month transition period. These results demonstrate the success of Futuremedia’s transformation and are indicative of the performance we expect to see going forward. While we remain on target to achieve positive EBITDA for the fiscal year, our new first quarter of July through September is seasonally our weakest and we do not expect positive EBITDA during this period. However, we expect our second quarter performance will have positive EBITDA. As we continue to execute on our strategic plan we are strengthening our businesses and expect to deliver improved financial returns for our shareholders.”

The Company also announced that Cornell Capital Partners, LP, has agreed to provide an additional $1.5 million of capital to Futuremedia. The proceeds of the transaction will be used for payments on the remaining debt to M.A.G. Capital, LLC, as well as to provide working capital for growth in the Company’s new businesses. The Company has repaid $3.33 million of the $4.0 million convertible loan to MAG in the past 10 months including a cash payment for the month of July.

Cornell’s $1.5 million investment was made as an extension of the existing $7.5 million loan from April 2006 (which was provided by Cornell, TAIB Bank and Certain Wealth Ltd.) and is convertible (subject to certain restrictions and limitations) into Ordinary Shares of Futuremedia. The amended loan, totaling an aggregate of $9.0 million, may be converted from time to time at the investors’ option (subject to certain restrictions and limitations) and is secured by the assets of Futuremedia plc. The conversion rate for the $9.0 million facility is based on the lesser of $0.30 or 80% of the average of the three lowest volume weighted average prices of the Company’s ADSs during the 30 trading days immediately preceding the time of conversion. The loan has a term of 3 years and bears interest initially at an annual rate of 10% (reducing to 8% in year two and 7% in year three).

In connection with the further investment, Futuremedia issued to Cornell 165,000 Ordinary Shares at nominal value. Cornell also received commitment and structuring fees totaling $150,000.

The Company also confirmed that it has obtained limited waivers from Cornell regarding certain obligations of the Company related to filing audited financial statements for the year ended April 30, 2006 with the SEC and with MAG Capital LLC related to maintaining effective registration statements with the SEC in connection with its financing arrangements. The Company expects to file its audited financial statements for the year ended April 30, 2006 with the SEC by the end of the current month.

This document contains certain forward-looking non-US GAAP financial measures (as defined by SEC Regulation G). EBITDA is earnings before interest, taxes, depreciation and amortization, and is not a financial measure presented in accordance with US GAAP. The Company believes that it is helpful to highlight for investors its current results and future expectations regarding its results on an EBITDA basis. Management believes EBITDA provides an indicative measure of the Company’s operating performance, and will limit its earnings guidance to Revenues and EBITDA. As the Company’s EBITDA is not a financial measure presented in accordance with US GAAP, when analyzing the Company’s operating performance investors should not consider EBITDA in isolation or as a substitute for other financial measures presented in accordance with US GAAP. Moreover, the Company’s EBITDA is not necessarily comparable to other similar measures reported by other companies. Due to the complexity of non-cash accounting charges connected with financing and the accounting for the possible amortization of intangible assets in connection with our recent acquisitions, it is not practicable at this time to reconcile the non-US GAAP financial measures in this press release to the most comparable US GAAP measure.

About Futuremedia:

The Futuremedia group of companies is comprised of Futuremedia plc, Open Training, ebc and Button. Futuremedia is a learning communications company providing learning, benefits and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit www.futuremedia.co.uk.

About Cornell Capital:

Managed by U.S.-based Yorkville Advisors LLC, Cornell Capital Partners, LP, has structured equity participation agreements in the U.S., United Kingdom and Australian financial markets. Cornell is recognized as a world leader in these types of agreements and has made available in excess of $900 million for close to 100 publicly quoted corporations. Information regarding Cornell Capital Partners, LP can be found at http://www.cornellcapital.com.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company’s future financial condition and performance; the future success of the Company’s products and services; the expected benefits of acquisitions (including the ebc and Button acquisitions); and the expected benefits of additional financing arrangements (including the financing arrangements described in this release). Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to operate profitably and generate cash in the future; risks associated with acquisitions such as the ebc and Button acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks associated with financing arrangements such as the financing described in this release (including risks that the terms of such financing could result in substantial dilution to shareholders because of conversion ratios that may depend on the future performance of the Company’s ADSs or other factors); risks associated with the Company's ability to develop and successfully market new services and products; risks associated with rapid growth; the Company’s ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

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Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com